UNITED STATES OF AMERICA

          BEFORE THE SECURITIES AND EXCHANGE COMMISSION

                        WASHINGTON, D.C.


       In the Matter of

 SYSTEM ENERGY RESOURCES, INC.        CERTIFICATE
                                      PURSUANT TO
       File No. 70-8511               RULE 24

(Public Utility Holding Company
         Act of 1935)



          This is to certify, pursuant to Rule 24 under the Public Utility Holding Company Act of 1935, as amended, that the transaction described below, which was proposed, among others, by System Energy Resources, Inc. ("Company") in the Application-Declaration on Form U-1, as amended, in the above File ("Application-Declaration"), has been carried out in accordance with the terms and conditions of, and for the purposes represented by the Application-Declaration and pursuant to the Orders of the Securities and Exchange Commission dated May 9, 1955 (Release No. 35-26287) and August 18, 1995 (Release No. 35-26358) with respect thereto.

          On February 22, 1996, the Company entered into an Amended and Restated Installment Sale Agreement, dated as of February 15, 1996, with Claiborne County, Mississippi (the "County"), pursuant to which the County issued and sold $90,000,000 principal amount of its 9.20% Pollution Control Revenue Refunding Bonds (System Energy Resources, Inc. Project) Series 1996.

          Attached hereto and incorporated by reference are:

Exhibit B-4(a) -    Conformed copy of Trust Indenture between
                    the County and the Trustee.

Exhibit B-6(a) -    Conformed copy of Amended and Restated
                    Installment Sale Agreement between the
                    Company and the County

Exhibit F-1(c) -    Post-effective opinion of Ann G. Roy, Esq.,
                    Associate Counsel-Corporate and Securities,
                    Entergy Services, Inc.

Exhibit F-2(c) -    Post-effective opinion of Reid & Priest LLP.


          IN WITNESS WHEREOF, the Company has caused this certificate to be executed this 4th day of March, 1996.

                                 SYSTEM ENERGY RESOURCES, INC.



                                 By:  /s/ William J. Regan, Jr.
                                         William J. Regan, Jr.
                                          Vice President and
                                               Treasurer